

Mail Stop 3720

July 9, 2009

Via U.S. Mail and facsimile to (516) 622-7510

Ms. Nancy Li
Chief Executive Officer
JumpTV Inc.
1600 Old Country Road
Plainview, New York 11803

        Re: **JumpTV Inc.**
                    Registration Statement on Form 10/A
                    Filed on April 9, 2009, and as amended on July 8, 2009
                    File No. 000-53620

Dear Ms. Li:

        We have completed our review of your Form 10/A and have no further comments at this time.

                                              Sincerely,

                                            /s/ Paul Fischer for
                                            Larry Spirgel
                                            Assistant Director

cc: via facsimile to (212) 916-2940
         Frank Lee, Esq.
         Day Pitney LLP